UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM SD
Specialized Disclosure Report
_______________________________

3D SYSTEMS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)
_______________  _____________________________

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	001-34220	95‑4431352 (I.R.S. Employer Identification No.)
	(Commission File Number)

333 THREE D SYSTEMS CIRCLE ROCK HILL, SOUTH CAROLINA		29730
(Address of Principal Executive Offices)		(Zip Code)

(Name and telephone number, including area code, of the person to contact in connection with this report):
Andrew M. Johnson (803) 326‑3900
__________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION  1. — CONFLICT MINERALS DISCLOSURE

Item 1.01  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

3D Systems Corporation (“3D Systems” or the “Company” or “we” or “us”) is a holding company incorporated in Delaware that operates through subsidiaries in the Americas, Europe, the Middle East and Asia-Pacific region. We market our products and services in those areas as well as other parts of the world. We provide comprehensive 3D printing solutions, including 3D printers, materials, software, on demand manufacturing services and digital design tools. Our solutions support advanced applications in a wide range of industries and key verticals including healthcare, aerospace, automotive and durable goods. Our precision healthcare capabilities include simulation, Virtual Surgical Planning (“VSP™”), and printing of medical and dental devices, models, surgical guides and instruments. Our experience and expertise have proven vital to our development of an ecosystem and end-to-end digital workflow which enable customers to optimize product designs, transform workflows, bring innovative products to market and drive new business models.

The disclosure on this Form SD for 3D Systems for the year ended December 31, 2017 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) and Form SD under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and Release No. 34-67716 for definitions of the terms used in this Form SD, unless otherwise defined herein.

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rule imposes certain reporting obligations on SEC registrants whose manufactured products containing conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of this assessment.

Under SEC regulations, if any conflict minerals are necessary to the functionality or production of a product manufactured by 3D Systems or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or are from recycled or scrap sources. If a registrant can establish that conflict minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the RCOI completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

As part of our reasonable country of origin inquiry (“RCOI”), 3D Systems reviewed product specifications and undertook an analysis of its product portfolio to determine whether conflict minerals are present in the raw materials used in its 3D-printing-centric design-to-manufacturing solutions, including 3D printers, print materials, on-demand custom parts services, sculpting and simulation applications. As a company in the 3D printing industry, 3D Systems is several levels removed from the actual mining of minerals. 3D Systems does not directly make purchases of raw ore or unrefined conflict minerals and makes no direct purchases from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). We worked with our direct suppliers to identify and trace their supply chains, with those suppliers in turn seeking similar information within their supply chains to identify the original sources of necessary conflict minerals. As part of this process, we requested that all direct suppliers of goods that possibly contain conflict minerals provide information using the template developed by the Conflict-Free Sourcing Initiative, known as the Conflict Minerals Reporting Template (the “CMRT”)

Due to the breadth and complexity of 3D Systems’ products and supply chain, many of our suppliers have not responded with verifications of the origin of materials supplied to 3D Systems. 3D Systems will continue to seek responses from its suppliers.
Because the origin of conflict minerals could not be determined at the conclusion of the RCOI, we proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The accompanying Conflict Minerals Report describes the results of our due diligence.

The information contained in this Form SD is available free of charge on our website at www.3dsystems.com. Other information contained in, and that can be accessed through the website, is not, and shall not be deemed to be, part of this Form SD or incorporated into any other filings we make with the SEC.

Item 1.02 Exhibit.

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2. — EXHIBITS

Item 2.01.  Exhibits.

The following exhibit is filed as part of this Form SD as required by Items 1.01 and 1.02 of this Form SD.

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3D SYSTEMS CORPORATION

By	/s/ JOHN N. McMULLEN
John N. McMullen
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
(Duly Authorized Officer)

Date: May 24, 2018

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